Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The discussion and analysis which follows contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements.

The interim condensed consolidated financial statements appearing elsewhere in this report should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2017. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the operating results for the full fiscal year.

Overview

Our activity is primarily focused on the defense electronics market. Our aim is to provide not only state-of-the-art products, but to also provide comprehensive solutions for one or more systems. Our current product lines are:

●	Military avionics (Data/video recorders, core avionics and inertial navigation systems for aircraft and UAVs); and

●	Tactical Radars for maneuver forces and border protection systems (land based).

We were incorporated under the laws of the State of Israel on December 8, 1970. We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation.

Recent Financings

In January 2018, DBSI Investments Ltd., or DBSI, our principal shareholder, converted its final tranche of 1.45 million warrants into ordinary shares of our company, in consideration for $800,000. DBSI has also sold 1.6 million of our ordinary shares to leading Israeli institutional investors, all of them existing shareholders of our company. The sales price of ordinary shares sold to these investors was $2.77 per share.

Currently, DBSI is the beneficial owner of 9,001,634 Ordinary shares, constituting 27.4% of the issued and outstanding Ordinary shares.

General

Our interim condensed consolidated financial statements, appearing in this report, are prepared in dollars and in accordance with U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 830. The majority of our sales are made outside of Israel and a substantial part of them are in dollars. In addition, a substantial portion of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. All monetary balance sheet accounts have been remeasured using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been remeasured using the average exchange rate for the period. The financial statements of our foreign subsidiary, whose functional currency is not the dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders’ equity.

Discussion of Critical Accounting Policies and Estimations

Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our consolidated financial statements. These policies have been consistently applied in all material respects. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate under the circumstances. We believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S. GAAP.

Revenue Recognition. Our revenues are mainly derived from sales of defense electronics (data-video recorders, INS solutions, radars, etc.) and their supporting ground systems (automated testers, data debriefing stations, etc.)

On January 1, 2018, we adopted the requirements of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Revenue Recognition (“Topic 605”).

We recognizes revenue when (or as) it satisfies performance obligations by transferring promised goods or services to its customers in an amount that reflects the consideration the Company expects to receive.

The Company applies the following five-step approach:

a.	Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into a written agreement with a customer that defines each party’s rights regarding the products or services to be transferred and identifies the payment terms related to these products or services, (ii) both parties to the contract are committed to perform their respective obligations, (iii) the contract has commercial substance, and (iv) the Company determines that collection of substantially all consideration for products or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s payment history or, in the case of a new customer, published credit and financial information pertaining to the customer.

b.	Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the products or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that are readily available from the Company, and are distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract.

Our contracts contains a single performance obligation which includes sale of product or development and manufacturing services and sale of product that are not separately identifiable and, therefore, not distinct. In situations when the Company’s contract includes distinct goods or services that are substantially the same and have the same pattern of transfer to the customer over time, they are recognized as a series of distinct goods or services.

c.	Determine the transaction price

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Company doesn’t usually grant its customers with a right to return the products sold. However, in some cases, the arrangements may include penalties if the Company fails to deliver future goods on time. The above is accounted for as variable considerations, which may be considered as adjustments to the transaction price.

As our standard payment terms are less than one year, the contracts have no significant financing component.

d.	Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis unless a portion of the variable consideration related to the contract is allocated entirely to a performance obligation.

e.	Recognize revenue when or as the Company satisfies a performance obligation

Revenue is recognized based on the transaction price at the time the related performance obligation is satisfied by transferring a promised product or service to a customer.

We generally satisfies performance obligations at a point in time, once the customer has obtained the legal title to the items purchased or service provided.

Revenues from long-term and short-term fixed price contracts are usually recognized over time based on the cost-to-cost input method that best depicts the transfer of control over the performance obligation to the customer. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

We also generate revenues from repair services using our automated test equipment, mainly through CACS (now Classified as a discontinued operation). Revenues from services are recognized when the service is performed.

Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2017 and 2016, no impairment losses have been identified.

Accounting for income taxes. On January 1, 2007, we adopted FASB ASC 740-10 “Income Taxes,” which contains a twostep approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10. We provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences. Our management currently believes that since our company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $122,000, $144,000 and $153,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

Allowance for doubtful accounts. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $14,000, $14,000, $2,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

Stock-based compensation. We account for stock-based compensation in accordance with the provisions of ASC 718, “Compensation - Stock Compensation.” Under the fair value recognition provisions of ASC 718, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options.

Discontinued Operations. Under ASC 205, “Presentation of Financial Statements - Discontinued Operation” when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the company’s consolidated operations and the company will have no significant continuing involvement in the operations of the component. Subsequent to our determination to sell our interest in CACS, CACS’ results are accounted as discontinued operation and appear in this annual report in a separate line item as “Discontinued Operations.”

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of defense electronics and their supporting ground systems.

Cost of Revenues. Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventories write-downs and overhead allocated to cost of revenues activities.

Research and Development Expenses, net. Research and development expenses consist primarily of salaries for research and development personnel, use of subcontractors and other costs incurred in the process of developing product prototypes.

Marketing and Selling Expenses. Marketing and selling expenses consist primarily of salaries for marketing and business development personnel, marketing activities, public relations, promotional materials, travel expenses, trade shows and exhibitions expenses, and success fees to business development consultants.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Financial Expenses, Net. Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred charges and currency re-measurement losses. Financial income consists of interest on cash and cash equivalent balances and currency re-measurement gains.

Results of Operations

Revenues. Our revenues for the six months ended June 30, 2018 increased by $2.6 million, or 26%, to $12.6 million from $10.0 million for the six months ended June 30, 2017.

Cost of Revenues. Cost of revenues increased by 21% to $8.0 million for the six months ended June 30, 2018 from $6.7 million for the six months ended June 30, 2017. The increase in our cost of revenues is attributable to the increase in revenues.

Gross Profit. Our gross profit increased to $4.6 million in the six months ended June 30, 2018 from $3.3 million in the six months ended June 30, 2017. The increase in our gross profit in 2018 was mainly attributable to the increase in revenues.

Our operating expenses were $4.2 million in the first six months of 2018 and $2.5 million in the first six months of 2017.

Financial Expenses, Net. We had net financial income of $3,000 in first six months of 2018 compared to financial expense of $9,000 in the first six months of 2017.

Net Income. Our net income in first six months of 2018 was $0.2 million compared with net income of $0.9 million in the first six months of 2017.

Liquidity and Capital Resources

As of June 30, 2018, our cash position (cash and cash equivalents) totaled $15.6 million compared with $0.7 million in cash and cash equivalents as of June 30, 2017 and compared with $12.4 million in cash and cash equivalents as of December 31, 2017.

Net cash provided in operating activities for the first six months of 2018 was $2.9 million. This was primarily due to the decrease in trade receivables. For the first six months of 2017, net cash used in operating activities was $0.07 million.

Net cash used by investing activities during the first six months of 2018 was $0.53 million. This was primarily due to the purchase of property plant and equipment. Net cash used by investing activities during the first six months of 2017 was $0.69 million.

Net cash provided by financing activities during the first six months of 2018 was $0.8 million, mainly reflecting proceeds received in this period from warrants exercised by DBSI compared to $0.37 million provided by financing activities during the first six months of 2017.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at a rate of 24% in 2017. The corporate tax in Israel, as of January 1, 2018, decreased to 23%.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.